DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 www.dlapiper.com Gurpreet S. Bal Gurpreet.bal@us.dlapiper.com T 650 833-2155
September 28, 2023
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Kathryn Jacobson, Senior Staff Accountant
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Silvaco Group, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted September 5, 2023
CIK No. 0001943289
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc., a Delaware corporation (the “Registrant”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letter dated September 20, 2023 (the “Comment Letter”) with respect to the Registrant’s Amendment No. 4 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 5 (“Amendment No. 5”) to the Draft Registration Statement, which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Registrant’s responses. For the Staff’s convenience, we are also sending copies of this letter and marked copies of Amendment No. 5 that reflect changes made to Amendment No. 4 to the Draft Registration Statement.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5.

Division of Corporation Finance
September 27, 2023

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted September 5, 2023
Key Operating Indicators and Non-GAAP Financial Measures, page 15
1.Please revise your calculation of Non-GAAP net income (loss) hereunder and on page 67 to include the income tax effect of adjustments to arrive at the subject non-GAAP measure. The income tax effect should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the C&DI on Non-GAAP Financial Measures.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 71 of Amendment No. 5.
Capitalization, page 53
2.It appears from the first bullet point on page 54 that there are certain RSUs for common stock, granted under the 2014 Plan, whose conditions for Time-Based settlement will be satisfied on or before the closing of this offering but were not satisfied as of June 30, 2023. Tell us why such RSUs are excluded from your pro forma and adjusted pro forma capitalization tables. Otherwise, please revise accordingly.
Response: The Registrant acknowledges the Staff’s comment, but respectfully believes the pro forma and pro forma as adjusted capitalization disclosure should not include RSUs for which the Time-Based Requirement will be satisfied on or before the closing of the offering but was not yet satisfied as of June 30, 2023.
The Registrant believes adhering to the most recent balance sheet date of June 30, 2023 for adjustments allows the Registrant to provide investors pro forma and pro forma as adjusted information across the capitalization disclosure that (i) is consistent with other line items in the disclosure, (ii) keeps with the intent of adjusting for the impact of the offering as of the specified date, (iii) aligns with the disclosure of other issuers and (iv) has had the benefit of the Registrant’s quarterly closing process and aligns with the unaudited quarterly financial statements.

The adjustments made to the pro forma and pro forma as adjusted information include the public offering of common stock and additional adjustments that are related to the offering. The pro forma and pro forma as adjusted disclosure does not make adjustments for the passage of time or other events that occur in the ordinary course of the Registrant’s business (e.g., unrelated reductions of debt or increases in cash that may occur after June 30, 2023). The Registrant believes making adjustments for any events that occur after June 30, 2023 and that are unrelated to the offering (such as including RSUs for which the Time-Based Requirement will be satisfied on or before the closing of this offering but were not satisfied as of June 30, 2023) provides less of an “apples to apples” comparison when the remaining disclosure is tethered to the June 30, 2023 date. Additionally, disclosure as of the June 30, 2023 balance sheet date has the benefits that accompany a quarterly closing in connection with the preparation of financial statements that

Division of Corporation Finance
September 27, 2023

receive an interim review by the Registrant’s auditors. The Registrant believes this is consistent with other issuers’ disclosure.

However, the Registrant has revised the disclosure on pages 11, 12, 13, 15, 16, 55, 56, 57, 58 and 59 of Amendment No. 5 to provide additional clarity with respect to the impact of the RSUs for which the Time-Based Requirement will be satisfied on or before the closing of this offering but were not satisfied as of June 30, 2023.

3.Please make clear hereunder and elsewhere in the filing the terms of the RSU Settlement. Tell us why you give effect to the issuance of shares subject to the RSU Settlement but not to the liquidity-contingent RSUs whose time-based vesting requirement will be accelerated as of the closing of this offering. Please either revise with a view toward consistency or tell us why such divergent treatment is appropriate.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 12, 13, 15, 55 and 57 of Amendment No. 5 to include more detailed disclosure in the treatment of the RSUs for which the Time-Based Requirement will be accelerated.
4.Additionally, tell us why the capitalization and dilution tables do not make reference nor give effect to "a -for- split of your common stock, which is expected to be completed prior to the completion of this offering" as mentioned on page 11 of the prospectus.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the capitalization and dilution tables and accompanying disclosure on pages 55 and 57 of Amendment No. 5.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2022
14. Segment Reporting and Geographical Concentration, page F-26
5.Please separately report revenues from the United States (your country of domicile) apart from the rest of North America. Also, separately disclose:
• revenues from external customers attributed to an individual foreign country, if material. For instance, we note on page 18 that for the years ended December 31, 2021 and 2022, 18% and 23% of your revenue, respectively, was derived from your China-based operations.
• your basis for attributing revenues from external customers to individual countries.
Revise Note 10 on page F-42 to comply with the above comment. Refer to ASC 280-10- 50-41(a).

Division of Corporation Finance
September 27, 2023

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised Note 14 on page F-26 and Note 10 on page F-43 of Amendment No. 5.
6.Please separately disclose long-lived assets located in the United States and in any individual foreign country, if material. Revise Note 10 on page F-42 to comply with this comment. Refer to ASC 280-10-50-41(b).
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised Note 14 on page F-26 and Note 10 on page F-43 of Amendment No. 5.
Notes to the Consolidated Financial Statements (Unaudited)
2. Summary of Significant Accounting and Reporting Policies
Subsequent Events, page F-36
7.Please provide a separate note to include reportable subsequent events through September 1, 2023. For instance, as disclosed on page 98, on August 24, 2023, your Board members were issued liquidity-contingent RSUs, which will fully vest on June 30, 2024. Refer to ASC 855-10-50-2.
Response: The Registrant respectfully acknowledges the Staff’s comment and has revised Note 2 on page F-36 of Amendment No. 5 and has added Note 13 on page F-46 of Amendment No. 5.
* * * *

Division of Corporation Finance
September 27, 2023

We and the Registrant appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (650) 833-2155, or in my absence my partner Drew Valentine at (512) 457-7019, if you have any questions regarding this letter or Amendment No. 5.
Very truly yours,
DLA Piper LLP (US)
/s/ Gurpreet S. Bal
Gurpreet S. Bal
Partner
DLA Piper (US) LLP
Enclosures

cc:	Dr. Babak A. Taheri (Silvaco Group, Inc.)
Drew M. Valentine (DLA Piper LLP (US))